SECOND AMENDED SCHEDULE A

TO

AMENDED AND RESTATED MANAGEMENT AND ADMINISTRATION AGREEMENT

LIST OF FUNDS

Effective as of May 1, 2020*

The following series of the Trust are advised by Austin Atlantic Asset Management Company (f.k.a Shay Assets Management, Inc.) (the “Adviser”) as a series as now in existence and listed below, as well as such additional series as may be established by the Trust from time to time and advised by the Adviser (each series a “Fund” and collectively, the “Funds"):

FUND NAME(S)

Large Cap Equity Fund (previously depicted on Schedule A as “AMF Large Cap Equity Fund”)

Ultrashort Financing Fund

*The “AMF Short U.S. Government Fund” was liquidated effective June 23, 2016 and the “Ultra Short Mortgage Fund” was liquidated effective April 30, 2020 is deleted from Schedule A.